40-APP/A
                                                            File No. 812 - 13606


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                In the Matter of




                               MFS SERIES TRUST I
                              MFS SERIES TRUST II
                              MFS SERIES TRUST III
                              MFS SERIES TRUST IV
                               MFS SERIES TRUST V
                              MFS SERIES TRUST VI
                              MFS SERIES TRUST VII
                             MFS SERIES TRUST VIII
                              MFS SERIES TRUST IX
                               MFS SERIES TRUST X
                              MFS SERIES TRUST XI
                              MFS SERIES TRUST XII
                             MFS SERIES TRUST XIII
                              MFS SERIES TRUST XIV
                              MFS SERIES TRUST XV
                           MFS MUNICIPAL SERIES TRUST
                          MFS VARIABLE INSURANCE TRUST
                        MFS VARIABLE INSURANCE TRUST II
                         MASSACHUSETTS INVESTORS TRUST
                   MASSACHUSETTS INVESTORS GROWTH STOCK FUND
                            MFS INSTITUTIONAL TRUST
                         MFS GROWTH OPPORTUNITIES FUND
                    MASSACHUSETTS FINANCIAL SERVICES COMPANY

                      AMENDMENT NO. 1 TO AND RESTATEMENT OF
       APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT
      COMPANY ACT OF 1940, AS AMENDED, EXEMPTING APPLICANTS FROM SECTIONS
   18(f) AND 21(b) OF THE ACT; PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR
    AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; PURSUANT TO SECTIONS 6(c)
              AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS
      17(a)(1), 17(a)(2) AND 17(a)(3) OF THE ACT; AND PURSUANT TO SECTION
17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS

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
Please send all communications to:                      With a copy to
    James E. Anderson, Esq.                           Mark N. Polebaum, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP    Massachusetts Financial Services Company
  1875 Pennsylvania Avenue, NW                         500 Boylston Street
    Washington, DC 20006                                Boston, MA 02116
      (202) 663-6180                                     (617) 954-5747

                     Page 1 of 43 Pages, including Exhibits
                        Exhibit Index appears on Page 41

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                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                                               )
In the matter of                                               )
                                                               ) AMENDMENT NO. 1 TO
MFS SERIES TRUST I                                             ) AND RESTATEMENT OF
MFS SERIES TRUST II                                            ) APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)
MFS SERIES TRUST III                                           ) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
MFS SERIES TRUST IV                                            ) EXEMPTING APPLICANTS FROM SECTIONS 18(f) AND 21(b)
MFS SERIES TRUST V                                             ) OF THE ACT; PURSUANT TO SECTION 12(d)(1)(J) OF THE
MFS SERIES TRUST VI                                            ) ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE
MFS SERIES TRUST VII                                           ) ACT; PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE
MFS SERIES TRUST VIII                                          ) ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1),
MFS SERIES TRUST IX                                            ) 17(a)(2) AND 17(a)(3) OF THE ACT; AND PURSUANT TO
MFS SERIES TRUST X                                             ) SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER
MFS SERIES TRUST XI                                            ) TO PERMIT CERTAIN JOINT ARRANGEMENTS.
MFS SERIES TRUST XII                                           )
MFS SERIES TRUST XIII                                          )
MFS SERIES TRUST XIV                                           )
MFS SERIES TRUST XV                                            )
MFS MUNICIPAL SERIES TRUST                                     )
MFS VARIABLE INSURANCE TRUST                                   )
MFS VARIABLE INSURANCE TRUST II                                )
MASSACHUSETTS INVESTORS TRUST                                  )
MASSACHUSETTS INVESTORS GROWTH STOCK FUND                      )
MFS INSTITUTIONAL TRUST                                        )
MFS GROWTH OPPORTUNITIES FUND                                  )
MASSACHUSETTS FINANCIAL SERVICES COMPANY                       )
                                                               )
                                                               )
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I.       PRELIMINARY STATEMENT AND BACKGROUND

         MFS Series Trust I, MFS Series Trust II, MFS Series Trust III, MFS
Series Trust IV, MFS Series Trust V, MFS Series Trust VI, MFS Series Trust VII,
MFS Series Trust VIII, MFS Series Trust IX, MFS Series Trust X, MFS Series Trust
XI, MFS Series Trust XII, MFS Series

                                       2

Trust XIII,  MFS Series  Trust XIV, MFS Series  Trust XV, MFS  Municipal  Series
Trust, MFS Variable Insurance Trust, MFS Variable Insurance Trust II, Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Institutional Trust, MFS Growth Opportunities Fund (each a "Trust"); and
Massachusetts Financial Services Company ("MFS", and MFS, together with the Trusts, the "Applicants") hereby amend and restate their request for an order from the U.S. Securities and Exchange Commission (the "Commission") pursuant to
Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") exempting them from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from Sections 17(a)(1) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements (as amended and restated, the "Application"). All existing entities that currently intend to rely on the requested relief have been named as applicants.

         Certain of the Trusts have no constituent series and other Trusts consist of multiple series and may offer additional series in the future (the Trusts and their series, if any, together with any subsequently created registered open-end investment companies and their series, if any, that rely on the requested order, the "Funds"). Certain of the Funds are money market funds.

         The Applicants hereby file this Application requesting an order permitting the Funds to participate in an interfund lending facility whereby the Funds may lend money directly to and borrow money directly from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions set forth in this Application (the "Interfund Loan Borrowing Conditions"). Certain Funds may, at any given time, be investing their daily cash balances in repurchase agreements and other short-term investments with banks or other lenders, while other Funds may be borrowing money from banks for temporary purposes to satisfy redemption requests or for other temporary purposes. The Trusts propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed credit facility, the Funds intend to: (i) reduce the costs that would be incurred in borrowing from banks and other lenders; and (ii) enhance their ability to earn higher interest rates on their otherwise uninvested cash balances.(1)

         The interfund lending facility would provide additional liquidity in the event of heavy redemptions, pending securities settlements, and in the case of unanticipated cash shortfalls, such as a trade "fail" in which cash payments for a security sold by a Fund has been delayed. MFS would administer the credit facility pursuant to its investment management contract and administrative services agreement with each Fund and would receive no additional compensation for its services. The Interfund Loan Borrowing Conditions are designed to protect the Funds against regulatory concerns that might otherwise be presented by the proposed interfund borrowing arrangements.

         Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, and Section 17(a)(3) generally prohibits such an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any
___________________
(1) Generally, absent an order permitting interfund lending, a Fund's practical alternatives for otherwise uninvested cash balances are repurchase agreements, similar overnight investments and, in the case of certain Funds, investments in the MFS Institutional Money Market Fund. See Section II.C below.

transaction in which the investment company is a joint, or a joint and several, participant unless it has been approved by an order of the Commission. Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any "senior security"; however, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

         Applicants request that the order requested herein apply to (i) any Fund, (ii) any successor entity to MFS,(2) and (iii) any other registered open-end management investment company or its series advised by MFS and for which MFS Fund Distributors, Inc. ("MFD") (or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with MFD) serves as principal underwriter.(3)

         Applicants request an order to the extent necessary to establish and operate the proposed credit facility as described in this Application, subject to the terms and conditions set forth herein. The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances. Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
________________________
(2)  The  term   "successor"   is  limited  to  entities   that  result  from  a
reorganization or a change in the type of business organization.
(3) Any other existing or future Funds that subsequently rely on the order will comply with the terms and conditions in this Application.

II.      STATEMENT OF FACTS

A.       Description of Funds

         Each Trust is organized as a Massachusetts business trust and is registered as an open-end management investment company under the Act. Each Trust may consist of one or more separate Funds, each constituting a different investment portfolio.

B.       MFS

         MFS, a Delaware corporation, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser to each Fund.(4)

C.       Current Borrowing Practices

         At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements, purchasing other short-term instruments, or, in the case of Funds other than money market or municipal funds, investing in the MFS Institutional Money Market Fund (the "IMMF") pursuant to Rule 12d1-1 under the Act.(5) At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade "fail" or for other temporary purposes. As discussed below and as provided in the Funds' Registration Statements, the Funds may borrow money to the extent permitted under
____________________
(4) Certain Funds have subadvisers; however, no subadviser will be involved in the interfund lending process.
(5) The IMMF, a series of MFS Series Trust XIV, is an open-end management investment company that is registered only under the Act - i.e., it is not registered under the Securities Act of 1933, as amended. The IMMF is a money market fund that complies with the requirements of Rule 2a-7. The only entities eligible to invest in the IMMF are other Funds. MFS established the IMMF to facilitate the investment of the Funds' excess cash. Note also that, pursuant to an order of the Commission, the Funds may participate in a joint trading account for pooling cash balances and reserves which facilitates their short-term investments. In the Matter of MFS Capital Development Fund, et al., Investment Company Act Rel. Nos. 19109 (Nov. 19, 1992) (Notice) and 19158 (Dec. 16, 1992)
(Order), as amended by Massachusetts Investors Trust, et al., Investment Company Act Release Nos. 20354 (Jun. 14, 1994) (Notice) and 20395 (Jul. 12, 1994)
(Order), as amended by Massachusetts Investors Trust, et. al., Investment Company Act Release Nos. 23989 (Sept. 2, 1999) (Notice) and 24058 (September 28,
1999) (Order).

the Act and exemptive orders thereunder.(6) Current regulations permit a Fund to borrow from a bank in an amount up to 1/3 of the Fund's total assets (including the amount borrowed) and to borrow additional amounts up to 5% of the Fund's total assets for temporary purposes. The Funds typically do not borrow for investment purposes.(7)

         The Trusts are currently party to the following credit facilities which are generally renegotiated annually: a $1 billion committed credit facility provided by a syndicate of lenders to the Funds and an aggregate of $300 million in uncommitted lines of credit provided to the Funds by two separate banks (collectively, as amended, modified, refinanced or replaced from time to time, the "Loan Agreements"). (8) In addition, the Funds have an overdraft facility with their custodian. Applicants expect that custodian overdrafts will remain available after any order requested herein is granted.

         If a Fund were to borrow money under a Loan Agreement or incur an overdraft with the custodian bank, the Fund would pay interest on the borrowed cash at a rate which would be higher than the rate that would be earned by other (non-borrowing) Funds on investments in repurchase agreements and other short-term instruments of the same maturity as the bank loan.

D.       The Proposed Credit Facility

         Each Trust seeks to enter into master interfund lending agreements ("Interfund Lending Agreements") that would permit each Fund to lend money directly to and borrow money directly from other Funds through a credit facility for temporary purposes (an "Interfund Loan"). The proposed credit facility would both reduce the Funds' potential borrowing costs and enhance the
_____________________
(6) The Funds' policies permit borrowing to the extent permitted under the Act and exemptive orders thereunder. The Funds do not currently rely on any exemptive orders for borrowing.
(7)Although the Funds do not typically borrow for investment purposes, they may engage in investment activities, such as short sales or derivatives, that may have the effect of investment leverage. The Funds will not borrow from the proposed credit facility for the purposes of leverage.
(8) In the case of the committed credit facility, the Trusts pay a commitment fee and an upfront fee. The interest rate under the Loan Agreements is equal to a base rate (i.e. Federal funds rate and/or Libor), plus an additional spread of basis points.

ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the proposed credit facility would reduce the Funds' need to borrow from banks, the Funds would be free to establish or renew committed lines of credit or other borrowing arrangements with unaffiliated banks.

         It is anticipated that the proposed credit facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, a significant amount of redemption requests for the Funds normally are effected on a trade date plus 1 (T+1) basis
- i.e., the day following the trade date. The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

         Similarly, it is anticipated that a Fund could use the proposed credit facility when a sale of securities "fails," for example, when there is a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. As a result, the Fund could: (i) "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, possibly earning a lower return on the investment. Use of the proposed credit facility under these circumstances, however, would enable the Fund to have access to immediate short-term liquidity.

         While bank borrowings generally can supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds incur charges involved in borrowing under a bank loan. Under the proposed credit facility, the interfund borrowing rate would be lower than the rate that would be available to the borrowing Fund under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements. Thus, the proposed credit facility would benefit both borrowing and lending Funds.(9)

         The interest rate to be charged to the Funds on any Interfund Loan (the "Interfund Loan Rate") would be the average of: (i) the "Repo Rate," as defined below; and (ii) the "Bank Loan Rate," as defined below. The Repo Rate for any day would be the highest rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by the Fund or MFS, pursuant to conditions and procedures approved by each Fund's board of trustees (the "Fund Board"). The Bank Loan Rate for any day would be calculated by the Interfund Lending Committee, as defined below, each day an Interfund Loan is made according to a formula established by each Fund Board intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds. The formula would be based upon a publicly available rate (i.e. Federal funds rate and/or Libor), plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund Board. In addition, each Fund Board would at least annually review the continuing appropriateness of the method of calculating the Bank Loan Rate, as well as the relationship
________________
(9) In this respect, the Applicants' proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by rule 17a-7. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants' proposal, Rule 17a-7 allows direct dealings between funds where each fund's board of trustees has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund. Cf. Safeco Growth Fund. Inc., (avail. March 4, 1985).

between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The periodic monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

         The proposed credit facility would be administered by investment professionals and administrative personnel from MFS (the "Interfund Lending Committee"). Each Fund's investments are managed by portfolio managers, including research analysts with portfolio management responsibilities. Management of each Fund is subject to the overall supervision of the Investment Management Committee which consists of senior members of MFS' investment management team and senior administrative and management personnel. The Investment Management Committee does not make individual decisions with respect to a Fund's acquisition, sale or other disposition of portfolio assets, rather it makes firm-wide policy decisions(10). No portfolio manager, including for purposes of this Application research analysts with portfolio management responsibilities, for any Fund will serve as a member of the Interfund Lending Committee.(11) The proposed credit facility would be available to any Fund. On any day on which a Fund intends to borrow money, the Interfund Lending Committee would (i) review the calculation of the Interfund Loan Rate and (ii) make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (a) more favorable to the lending Fund than the Repo Rate and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

         Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed credit facility would permit a Fund to borrow on an
___________________
(10) Firm-wide policy decisions include standing instructions with respect to Interfund Lending.
(11) The only possible overlap of personnel between the Interfund Lending Committee and the Investment Management Committee would be administrative or management personnel without any direct portfolio management responsibility.

unsecured basis if the Fund's total borrowings from all sources would be less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund's outstanding borrowings immediately after the interfund borrowing would be greater than 10% of its total assets, the Fund could borrow only on a secured basis.(12) Each Fund will borrow in compliance with the investment restrictions for that Fund(13) and contractual restrictions applicable to that Fund under the Loan Agreements. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

         In addition, amounts borrowed through the proposed credit facility would be reasonably related to a Fund's temporary borrowing needs. In order to facilitate monitoring of these conditions, Applicants will limit a Fund's borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund's total net cash redemptions or 102% of sales fails for the preceding seven calendar days. The duration of any loans made under the proposed credit facility would be limited to the number of days required to receive payment for securities sold, up to a maximum of seven days, or such shorter period as provided in procedures approved by each Fund Board, including a majority of trustees who are not "interested persons" of the Fund, as that term is defined in Section 2(a)(19) of the Act ("Independent Fund Board Members"). All loans would be callable on one business
_________________
(12)For purposes of the proposed credit facility, outstanding borrowings shall not include any indebtedness or other obligation of a Fund which the Commission or its staff does not consider to be a "senior security" as defined in the Act, as expressed by a court, other tribunal of competent jurisdiction, the Commission or its staff in any publicly available rule, regulation, judgment, exemptive order, opinion, no-action letter or similar written determination, including any indebtedness or other obligation which is not deemed to be a "senior security" because it is covered by offsetting assets or because a segregated account is maintained by or on behalf of the Fund in an amount at least equal to the Fund's exposure in connection with such indebtedness or other obligation.
(13) Certain Funds have a fundamental policy that prohibits borrowing or lending except as permitted by the Act or exemptive order. Assuming the order sought by this Application is granted, those Funds will be able to borrow and lend under the proposed facility without violating this fundamental restriction.

day's notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

         Under the proposed credit facility, the Investment Management Committee or a portfolio manager for each participating Fund could provide standing instructions to the Interfund Lending Committee that the participating Fund is authorized to participate as a borrower or lender; alternatively, the portfolio manager could provide instructions from time to time as to when the Fund wishes to participate as a borrower or lender. All Funds may participate as lenders or borrowers, depending on their liquidity needs. The Interfund Lending Committee, no more frequently than once daily in the morning of each business day that a transaction is requested under the proposed facility pursuant to instructions (an "Interfund Lending Day"), would request and collect data on the uninvested cash and borrowing requirements of all participating Funds from the Funds' custodian.

         The Interfund Lending Committee would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Committee believes to be an equitable basis, subject to certain administrative considerations applicable to participating Funds, such as: (i) the time of filing requests to participate; (ii) minimum loan lot sizes; (iii) the need to minimize the number of transactions and associated administrative costs; and
(iv) the amount of the existing borrowings outstanding. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

         The Interfund Lending Committee would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to the Investment

Management Committee or portfolio managers of the participating Funds. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Committee would allocate loans among borrowing Funds without any further communication from a Fund's portfolio managers. If there is more available uninvested cash than borrowing demand on any Interfund Lending Day, any remaining cash will be invested in accordance with the Funds' investment policies and practices in the ordinary course, typically by MFS' cash desk personnel.

         The method of allocation and related administrative procedures would be approved by each Fund Board, including a majority of Independent Fund Board Members, to ensure that both borrowing and lending Funds participate on an equitable basis. MFS, through or on behalf of the Interfund Lending Committee, would report quarterly to each Fund Board on the participation of the various Funds in the proposed credit facility if any transaction under the proposed facility had occurred during the applicable quarter. The Fund Board would review at least quarterly each Fund's participation in the proposed credit facility to assure that any transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) each Fund's participation in the proposed credit facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, MFS promptly would refer the loan for arbitration to an independent arbitrator who was selected by (or was from a firm selected by) each Fund Board of the Funds involved, who would have binding authority to resolve any dispute promptly.

         The Interfund Lending Committee would: (i) monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (iii) ensure equitable treatment of each Fund; and
(iv) directly or through MFS, make quarterly reports to each Fund Board concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged. MFS, through the Interfund Lending Committee, would administer the proposed credit facility as a fiduciary as part of its duties under the investment management contract with each Fund and provide administrative support pursuant to the administrative services agreement between each Fund and MFS and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility.

         If the requested order is granted, no Fund may participate in the proposed credit facility unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the credit facility in its prospectus and/or statement of additional information ("SAI"); and (iii) the Fund's participation in the credit facility is consistent with its investment objectives, limitations and organizational documents.(14)

III. STATUTORY PROVISIONS

         Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section.

         Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company; Section 17(a)(2) of the Act prohibits any such affiliated
___________________
(14) As discussed above, certain Funds have a fundamental policy that prohibits borrowing or lending except as permitted by the Act or exemptive order. Assuming the order sought by this Application is granted, those Funds will be able to borrow and lend under the proposed credit facility without violating this fundamental restriction.

person, or an affiliated person of such a person, acting as principal, from purchasing a security or other property from the registered investment company; and Section 17(a)(3) of the Act generally prohibits any such affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless upon application, the transaction has been approved by an order of the Commission.

         Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines "control" as the "power to exercise a controlling influence over the management or policies of a company," but excludes circumstances in which "such power is solely the result of an official position with such company."

         Section 18(f)(1) of the Act prohibits an open-end investment company from issuing "any senior security except that any such registered company shall be permitted to borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company...." Under Section 18(g) of the Act, the term "senior security" generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

         Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;
(ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

         Rule 17d-1(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

         Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

         Similarly, Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV.      REQUEST FOR ORDER

         The Applicants seek an order pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act, exempting them from the provisions of Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act, exempting them from the provisions of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and

Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed credit facility.

     Conditions. Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

     (1) Interfund Loan Rate. The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

     (2) Interfund Loan Rate Comparison. On each business day that the Interfund Lending Committee considers whether to use Interfund Loans, the Interfund Lending Committee will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (a) more favorable to the lending Fund than the Repo Rate; and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

     (3) Other Borrowings. If a Fund has outstanding borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than any outstanding bank loan; (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

     (4) Security. A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

     (5) Borrowing in Excess of 10% of Assets. Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceeds 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

     (6) Limit on Lending Fund: 15% of its Net Assets in Aggregate. No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund's current net assets at the time of the loan.

     (7) Limit on Lending Fund: 5% of its Total Assets per Borrowing Fund. A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

     (8) Temporary Loans. The duration of Interfund Loans will be limited to no more than the number of days required to receive payment for securities sold, up to a maximum of seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

     (9) Loan Amount Linked to Redemptions and Fails. The Fund's borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions or 102% of sales fails for the preceding seven calendar days.

     (10) Loan Callable / Repayable. Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

     (11) Participation Consistent with Objectives, etc. A Fund's participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

     (12) Participating Funds; Loan Allocation among Funds. The Interfund Lending Committee, on each Interfund Lending Day, will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of participating Funds. The Interfund Lending Committee will not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to the Investment Management Committee or portfolio managers of the Funds. Once it determines the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Committee will allocate loans among borrowing Funds without any further communication from a Fund's portfolio managers. If there is more available uninvested cash than borrowing demand on any Interfund Lending Day, any remaining cash will be invested in accordance with the Funds' investment policies and practices in the ordinary course.

     (13) Monitoring and Reporting by Interfund Lending Committee. The Interfund Lending Committee will monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to each Fund Board concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

     (14) Board Actions. Each Fund Board, including a majority of the Independent Fund Board Members, will: (a) review, no less frequently than quarterly, each Fund's participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions; (b) review at least annually the continuing appropriateness of the method used to calculate the Bank Loan Rate; and (c) review, no less frequently than annually, the continuing appropriateness of each Fund's participation in the proposed credit facility.

     (15) Default. In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, MFS will promptly refer such loan for arbitration to an independent arbitrator who was selected by (or was from a firm selected by) each Fund Board involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.(15) The arbitrator will resolve any dispute promptly, and the arbitrator's decision will be binding on both Funds. For any year in which a dispute was referred to the arbitrator, was pending or was resolved, the arbitrator will submit, at least annually, a written report to each Fund Board setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.
____________________
(15) If the dispute involves Funds with different Fund Boards, the respective Fund Boards will select an independent arbitrator that is satisfactory to each Fund.

     (16) Recordkeeping. Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time on overnight repurchase agreements and commercial bank borrowings, and such other information presented to the Fund Board in connection with the review required by conditions (13) and (14).

     (17) Additional Reporting. MFS, through or on behalf of the Interfund Lending Committee, will prepare and submit to the Fund Board for review an initial report describing how the proposed credit facility will operate and the procedures to be implemented to ensure that all Funds are treated fairly. For each calendar quarter after the commencement of the credit facility, the Interfund Lending Committee will report on the operations of the credit facility at the Fund Board's quarterly meetings. MFS will provide for independent testing of the operations of the credit facility within the Funds' Rule 38a-1 program and reports. In particular, the Rule 38a-1 testing shall address procedures designed to achieve the following objectives:

               (a) that the Interfund Loan Rate is higher than the Repo Rate, but lower than the Bank Loan Rate;
               (b) compliance with the collateral requirements as set forth in the Interfund Loan Borrowing Conditions;
               (c) compliance with the percentage limitations on interfund borrowing and lending; (d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Fund Board; and
               (e) that the interest rate on any Interfund Loan does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

          Each Fund's independent auditors, in connection with their audit examinations of the Fund, will review the operation of the credit facility for compliance with the Interfund Loan Borrowing Conditions and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

     (18) Disclosure. No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or SAI all material facts about its intended participation.

V.       STATEMENT IN SUPPORT OF THE REQUESTED ORDER

         A. Discussion of Precedents.

         The Commission has granted orders permitting several other mutual fund complexes to establish an interfund lending program based on terms and conditions substantially identical to those proposed herein. In the Matter of Dodge & Cox Funds et al., Investment Company Act Rel. No. 28409, September 29, 2008 (Notice), Investment Company Act Rel. No. 28470 (October 27, 2008) (Order); In the Matter of Riversource Diversified Income Series, Inc., et al, Investment Company Act Rel. No. 27506 (September 28, 2006) (Notice), Investment Company Act Rel. No. 27525 (October 24, 2006) (Order); In the Matter of Wells Fargo Funds Trust, et al., Investment Company Act Rel. No. 27309 (May 1, 2006) (Notice), Investment Company Act Rel. No. 27385 (May 30, 2006) (Order); In the Matter of Frank Russell Investment Company, et al., Investment Company Act Rel. No. 27292 (April 25, 2006) (Notice), Investment Company Act Rel. No. 27325 (May 23, 2006) (Order); In the Matter of Bridgeway Funds, Inc., et al., Investment Company Act Rel. No. 27290 (April 18, 2006) (Notice), Investment Company Act Rel. No. 27322 (May 16, 2006) (Order); In the Matter of Thrivent Mutual Funds, et al., Investment Company Act Rel. No. 27201 (January 03, 2006) (Notice), Investment Company Act Rel. No, 27222 (January 31, 2006) (Order); In the Matter of Marshall Funds, Inc., et al., Investment Company Act Rel. No. 27060 (September 08, 2005) (Notice); Investment Company Act Rel. No. 27111 (October 05, 2005) (Order); In the Matter of SEI Institutional Managed Trust, et al., Investment Company Act Rel. No. 26762 (February 17, 2005) (Notice), Investment Company Act Rel. No. 26783 (March 15, 2005) (Order); In the Matter of Dreyfus Founders Funds, Inc., et al.; Investment Company Act Rel. No. 26487 (June 24, 2004) (Notice), Investment Company Act Rel. No. 26499 (July 20, 2004) (Order); In the Matter of AMR Investment Services Trust, Investment Company Act Rel. No. 26413 (April 8,
2004) (Notice),

Investment Company Act Rel. No. 26443 (May 4, 2004) (Order); In the Matter of Nations Funds Trust, et al., Investment Company Act Rel. No. 26146 (August 11,
2003)  (Notice),  Investment  Company Act Rel.  No.  26174  (September  5, 2003)
(Order); In the Matter of PBHG Funds, et al., Investment Company Act Rel. No. 26100 (July 15, 2003) (Notice), Investment Company Act Rel. No. 26148 (August 12, 2003) (Order); In the Matter of AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Rel. No. 26067 (June 4, 2003) (Notice), Investment Company Act Rel. No. 26093 (July 1, 2003) (Order); In the Matter of ARK Funds, Allied Investment Advisors, Inc., Allfirst Trust Company, N.A., Investment Company Act Rel. No. 25923 (February 3, 2003) (Notice), Investment Company Act Rel. No. 25950 (March 3, 2003) (Order); In the Matter of Oppenheimer Integrity Funds, et al., Investment Company Act Rel. No. 25760 (September 30, 2002) (Notice), Investment Company Act Rel. No. 25776 (October 22, 2002) (Order); In the Matter of Colchester Street Trust, et al., Investment Company Act Rel. No. 24563 (July 24, 2000) (Notice), Investment Company Act Rel. No. 24602 (August 21, 2000) (Order).

         B. Discussion in Support of the Application.

         The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances. MFS does not have any material pecuniary or other interest in establishing the program.

         Each Fund Board has carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed credit facility and has concluded that participation in the proposed credit facility, subject to the conditions described herein, would be in the best interests of the Funds. Each Fund Board has also determined that, subject to the conditions described herein, the significant benefits derived from participation in the proposed credit facility more than outweigh the nominal additional risks that may be incurred by the Funds. Each Fund Board that determines to participate in the proposed credit facility in the future would be required to make a similar determination before it could participate in the proposed credit facility.

         The significant benefits to be derived from participation in the proposed credit facility will be shared by both the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The Interfund Loan Rate is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Interfund Lending Committee will compare the Interfund Loan Rate with the available Bank Loan Rate and the Repo Rate on each business day that the Interfund Lending Committee considers whether to use Interfund Loans, taking into account relevant factors, including the immediate and anticipated liquidity needs of borrowing Funds; their capacity to borrow through other sources such as the Loan Agreements or custodian overdrafts; the available cash of lending Funds; the advantage of the Interfund Loan Rate over the Repo Rate; and the difference between Bank Loan Rate and the Interfund Loan Rate. A Fund would be allowed to participate in the proposed credit facility only if the Interfund Loan Rate is higher than the Repo Rate and lower than the Bank Loan Rate.

         Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimis given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund Loans as proposed in this Application.

         The proposed credit facility has been designed to serve only as a temporary, supplemental source of credit for the Funds' normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

         Each Fund Board has determined that a Fund should be permitted to borrow under the proposed credit facility on an unsecured basis only if the Fund's total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If a Fund's total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

         To assure that a lending Fund's use of the proposed credit facility reflects only the normal levels of short-term investment activity, each Fund Board has determined that a Fund should limit its loans extended through the proposed credit facility to no more than 15% of the Fund's current net assets at the time an Interfund Loan is made.

          Each Fund Board further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed credit facility would represent "high quality" debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term instruments available to the Funds. It is anticipated that a Fund would extend an Interfund Loan only when the borrower's total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1000% asset coverage).

In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund's asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund Loan, until the Fund's total outstanding borrowings cease to exceed 10% of its total assets.

         In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing Fund's asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be afforded at least the same level of protection as required by any bank or other third-party lender to the Fund.

         In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day's notice, and the fact that the Independent Fund Board Members will exercise effective oversight of the proposed credit facility, each Fund Board believes Interfund Loans to be comparable in credit quality to other money market (short-term) instruments rated "high quality" by independent, nationally recognized statistical rating organizations. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund's total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Moreover, with respect to loans when the Fund's total borrowings represent 10% or less of its assets, collateralizing and segregating assets for each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed credit facility. Collateralization and segregation would provide no significant additional safeguard in light of: (i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by MFS, through the Interfund Lending Committee, and would be subject to the oversight of the Independent Fund Board Members.

         Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

         (1) Each Fund's aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although the Fund Board believes Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund's liquidity.

         (2) In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, MFS will promptly refer such loan for arbitration to an independent arbitrator selected by, or from a firm selected by, each Fund Board involved in the loan who will serve as arbitrator of disputes concerning Interfund

                  Loans.(16) The arbitrator will resolve any dispute promptly, and the arbitrator's decision will be binding on both Funds. For any year in which a dispute was referred to the arbitrator, was pending or was resolved, the arbitrator will submit, at least annually, a written report to each Fund Board setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

         Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. MFS does not have a material pecuniary interest in the administration of the program. As noted earlier, the Interfund Lending Committee would administer the proposed credit facility as a fiduciary as part of the Funds' overall cash management program. MFS, through the Interfund Lending Committee, would administer the program as part of its duties under the investment management contract and administrative services agreement with each Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility.

         The proposed credit facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed credit facility, the Funds would not negotiate interest rates between themselves and MFS would not set rates in its discretion. Rather, rates would be determined as provided in the Interfund Borrowing Loan Conditions, which would be a function of the rates quoted by independent third parties for short-term bank borrowing and for short-term repurchase agreements. All Funds participating in the credit facility on any given day would receive the same rate.

         The proposed credit facility would also not present any significant potential that a Fund's portfolio managers would maintain or expand the Fund's uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund. First, the amount of total credit available for Interfund Loans and
_________________
(16) If the dispute involves Funds with different Fund Boards, the respective Fund Boards will select an independent arbitrator that is satisfactory to each Fund.

the amount of interfund borrowing demand would be determined by the Interfund Lending Committee. As discussed above, the Interfund Lending Committee would operate independently of the portfolio managers. On Interfund Lending Days, the Interfund Lending Committee will accumulate data at least once each business day on the Funds' total short-term borrowing needs to meet redemptions and to cover sales fails and the Funds' total uninvested cash positions. The Interfund Lending Committee would not solicit cash for the proposed credit facility from any Fund or disseminate total borrowing demand data to the Investment Management Committee or any portfolio managers of the participating Funds. The Interfund Lending Committee would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause the Fund's cash balance to be loaned to any particular Fund or otherwise intervene in the Interfund Lending Committee's allocation of loans. The Interfund Lending Committee will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the Fund's investment policies and practices in the ordinary course, typically by MFS' cash desk personnel.

         Second, the portfolio managers typically limit their Funds' cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.(17)

         Third, a portfolio manager's decision regarding the amount of the Fund's uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. Under normal market conditions, the Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have
_______________
(17) A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities or when the portfolio manager anticipates large redemptions.

extraordinary borrowing needs, the high asset coverage limitations of the proposed credit facility are expected to restrict its use to customary levels of Fund borrowing. Applicants expect that overdraft protection from the custodian and / or bank loans would also remain available to each Fund.

         For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c) and 17(b) of the Act and Rule 17d-1 thereunder.

1.       Exemption from Sections 17(a)(3) and 21(b) of the Act.

         Because MFS is the investment adviser of each Fund and/or because certain Funds may have a common Fund Board and officers, Applicants submit that the Funds may be deemed to be under common control and thus "affiliated persons" of one another within the meaning of that term under Section 2(a)(3) of the Act. Although Applicants do not concede that the Funds are under common control and thus "affiliated persons" of one another within the meaning of that term under
Section 2(a)(3) of the Act, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act, exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

               a.   The  Terms  of  the  Proposed   Transaction   Are  Fair  and
                    Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

         Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the current available Repo Rate and the Bank Loan

Rate). Thus, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

         Furthermore, because each Fund's daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the Fund Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each participating Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

         Periodic review by each Fund Board, including the Independent Fund Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

                    b. The Proposed Transactions, Upon Receipt of the Requested Order, Will Be Consistent with the Policies Set Forth in the Funds' Registration Statements and the General Purposes of the Act.

         All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

         Section 21(a) of the Act provides that a registered investment company may not lend money "directly or indirectly" to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission.(18) Similarly, Subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. If the relief herein is granted, each Fund will include disclosure in its SAI on the possibility of the Fund's participation in the proposed credit facility. A Fund would include disclosure regarding the proposed credit facility in its SAI as long as the Fund participates in the proposed credit facility.

         The proposed credit facility also is consistent with the general purposes of the Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.(19) The proposed transactions do not raise such concerns because: (i) MFS, through the Interfund Lending Committee, would administer the program as a fiduciary as part of its duties under the investment management contract and administrative services agreement with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments; (iii) the Interfund Loans would not involve a significantly greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments;
__________________
(18) Certain Funds have a fundamental limitation that prohibits borrowing or lending except as permitted by the Act or exemptive order. If the exemptive order sought by this Application is granted, the Funds will be able to borrow and lend under the proposed facility without violating this fundamental limitation.
(19) The affiliated borrowing transactions covered by Section 21 (b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940), House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements. Moreover, the other terms and conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

         For the foregoing reasons, and in light of the other terms and conditions that the Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed credit facility are consistent with the general purposes of the Act.

2.       Exemption from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act.

         Applicants submit that the proposed credit facility would not involve transactions by any "affiliated persons" of a Fund. Applicants further submit that the proposed credit facility would involve cash items and not the issuance or sale of any "security" by a borrowing Fund to lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the Act. However, because of the broad definition of a "security" in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act. In addition, if an Interfund Loan is secured as contemplated by proposed conditions 3, 4 or 5 hereunder, the granting of the security interest by one Fund in favor of another Fund may be deemed to constitute a purchase by an affiliated person subject to Section 17(a)(2). Thus, the Applicants seek through this Application to eliminate any possible questions or doubts concerning their participation in the proposed credit facility.

         Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(2), 17(a)(3) and 21(b).

         The primary purpose of Sections 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the purchase or sale of securities or other property, i.e., to prevent self-dealing.(20) Because the method for calculating the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed credit facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund's daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the relevant Fund Board, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund. In addition, collateral would not be required for Interfund Loans except on the few occasions when a Fund's total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Applicants submit that requiring collateral in these circumstances is fair and reasonable and does not involve overreaching and, further, note that there is an independent basis for this conclusion in the case of the requirement for Fund collateral in the same circumstances as a third party lending bank.

         Furthermore, Applicants submit that the proposed credit facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company's acquisitions of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of
___________________
(20) See, e.g., S. Rep. No. 1775, 76th Cong., 3 Sess. 6 (1940).

investments. In the instant case, the entire purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. MFS, through the Interfund Lending Committee, would administer the proposed credit facility as a fiduciary under its existing investment management agreement and administrative services agreement with the Funds, and would receive no additional compensation for its services in connection with the administration of the credit facility.

         Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund's ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund's investment flexibility would be contrary to the best interests of Fund shareholders.

3.  Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder.

         Applicants also believe that the proposed credit facility would not involve any "joint enterprise" with any affiliated person subject to Section 17(d) and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed credit facility.

         Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.(21) For the same reasons discussed above with respect to Section 17(a), each Applicant's participation in the proposed credit facility
________________
(21) See, e.g., Hearings on S.3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. 762 (1940) at 211-213.

would not involve overreaching or unfair advantage. Furthermore, the proposed credit facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund's participation in the proposed credit facility would be on terms which are no different from or less advantageous than that of other participating Funds.

4.       Exemption from Section 18(f)(1) of the Act.

         Applicants request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits an open-end investment company from issuing "any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . ." Applicants seek exemption from this provision only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

         Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the proposed credit facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the proposed credit facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at reduced costs and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

VI.      CONCLUSION

         For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed credit facility would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is not different from or less advantageous than that of other participating Funds.

VII.     PROCEDURAL MATTERS

         Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of MFS is as follows:

                    Massachusetts Financial Services Company
                         500 Boylston Street, 10th Floor
                                Boston, MA 02116
                                 (617) 954-5000

         Applicants further state that the address of each other Applicant is:

                  c/o Massachusetts Financial Services Company
                         500 Boylston Street, 10th Floor

                                Boston, MA 02116
                                 (617) 954-5000

     The Applicants further state that all communications concerning this Application should be directed to:

                             James E. Anderson, Esq.
                    Wilmer Cutler Pickering Hale and Dorr LLP
                          1875 Pennsylvania Avenue, NW
                              Washington, DC 20006
                                 (202) 663-6180

                                 With a copy to:

                             Mark N. Polebaum, Esq.
                    Massachusetts Financial Services Company
                               500 Boylston Street
                                Boston, MA 02116
                                 (617) 954-5747

     Pursuant to Rule 0-2(c)(2) under the Act, each Applicant hereby represents that the authorization described in the original application of Applicants, filed November 20, 2008 (the "Original Application") to file the Original Application and any further amendments thereto, is applicable to the undersigned and that such authorization still remains in effect..

     The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

                           [Signature page follows.]

         The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

MFS SERIES TRUST I
MFS SERIES TRUST II
MFS SERIES TRUST III
MFS SERIES TRUST IV
MFS SERIES TRUST V
MFS SERIES TRUST VI
MFS SERIES TRUST VII
MFS SERIES TRUST VIII
MFS SERIES TRUST IX
MFS SERIES TRUST X
MFS SERIES TRUST XI
MFS SERIES TRUST XII
MFS SERIES TRUST XIII
MFS SERIES TRUST XIV
MFS SERIES TRUST XV
MFS MUNICIPAL SERIES TRUST
MFS VARIABLE INSURANCE TRUST
MFS VARIABLE INSURANCE TRUST II
MASSACHUSETTS INVESTORS TRUST
MASSACHUSETTS INVESTORS GROWTH STOCK FUND
MFS INSTITUTIONAL TRUST
MFS GROWTH OPPORTUNITIES FUND



By: SUSAN S. NEWTON
    Susan S. Newton                     Dated:  May 7, 2009
    Assistant Secretary


MASSACHUSETTS FINANCIAL SERVICES COMPANY



By: MARK N. POLEBAUM
    Mark N. Polebaum                    Dated:  May 7, 2009
    Executive Vice President
    General Counsel

                                  EXHIBIT INDEX

A. List of Funds

B. Verifications pursuant to Rule 0-2(d).

                                                                       EXHIBIT A

                                  LIST OF FUNDS

------------------------------------------- --------------------------------------------- ------------------------------------------
MFS SERIES TRUST I                          MFS Series Trust X (cont.)                    MFS VARIABLE INSURANCE TRUST
MFS Cash Reserve Fund                       MFS Emerging Markets Debt Fund                MFS Core Equity Series
MFS Core Equity Fund                        MFS Floating Rate High Income Fund            MFS Growth Series
MFS Core Growth Fund                        MFS Growth Allocation Fund                    MFS Global Equity Series
MFS New Discovery Fund                      MFS International Diversification Fund        MFS High Income Series
MFS Research International Fund             MFS International Growth Fund                 MFS Investors Growth Stock Series
MFS Technology Fund                         MFS International Value Fund                  MFS Investors Trust Series
MFS Value Fund                              MFS Moderate Allocation Fund                  MFS Mid Cap Growth Series
MFS SERIES TRUST II                         MFS New Endeavor Fund                         MFS Money Market Series
MFS Growth Fund                             MFS Strategic Value Fund                      MFS New Discovery Series
MFS SERIES TRUST III                        MFS SERIES TRUST XI                           MFS Research Bond Series
MFS High Income Fund                        MFS Mid Cap Value Fund                        MFS Research International Series
MFS High Yield Opportunities Fund           MFS Blended Research Core Equity Fund         MFS Research Series
MFS Municipal High Income Fund              MFS SERIES TRUST XII                          MFS Strategic Income Series
MFS SERIES TRUST IV                         MFS Lifetime Retirement Income Fund           MFS Total Return Series
MFS Government Money Market Fund            MFS Lifetime 2010 Fund                        MFS Utilities Series
MFS Mid Cap Growth Fund                     MFS Lifetime 2020 Fund                        MFS Value Series
MFS Money Market Fund                       MFS Lifetime 2030 Fund                        MFS VARIABLE INSURANCE TRUST II:
MFS SERIES TRUST V                          MFS Lifetime 2040 Fund                        MFS Blended Research Core Equity Portfolio
MFS International New Discovery Fund        MFS Sector Rotational Fund                    MFS Blended Research Growth Portfolio
MFS Research Fund                           MFS SERIES TRUST XIII                         MFS Blended Research Value Portfolio
MFS Total Return Fund                       MFS Diversified Income Fund                   MFS Bond Portfolio
MFS SERIES TRUST VI                         MFS Global Real Estate Fund                   MFS Capital Appreciation Portfolio
MFS Global Equity Fund                      MFS Government Securities Fund                MFS Core Equity Portfolio
MFS Global Total Return Fund                MFS SERIES TRUST XIV                          MFS Growth Portfolio
MFS Utilities Fund                          MFS Inst. Money Market Portfolio              MFS Emerging Markets Equity Portfolio
MFS SERIES TRUST VII                        MFS SERIES TRUST XV                           MFS Global Governments Portfolio
MFS Capital Opportunities Fund              MFS Commodity Strategy Fund                   MFS Global Growth Portfolio
MFS SERIES TRUST VIII                       MFS Diversified Target Return Fund            MFS Global Total Return Portfolio
MFS Global Growth Fund                      MFS Fundamental 130/30 Fund                   MFS Government Securities Portfolio
MFS Strategic Income Fund                   MFS MUNICIPAL SERIES TRUST                    MFS High Yield Portfolio
MFS SERIES TRUST IX                         MFS Alabama Municipal Bond Fund               MFS International Growth Portfolio
MFS Bond Fund                               MFS Arkansas Municipal Bond Fund              MFS International Value Portfolio
MFS Inflation-Adjusted Bond Fund            MFS California Municipal Bond Fund            MFS Mass. Investors Growth Stock Portfolio
MFS Limited Maturity Fund                   MFS Florida Municipal Bond Fund               MFS Mid Cap Growth Portfolio
MFS Municipal Limited Maturity Fund         MFS Georgia Municipal Bond Fund               MFS Mid Cap Value Portfolio
MFS Research Bond Fund                      MFS Maryland Municipal Bond Fund              MFS Money Market Portfolio
MFS Research Bond Fund J                    MFS Massachusetts Municipal Bond Fund         MFS New Discovery Portfolio
MFS SERIES TRUST X                          MFS Mississippi Municipal Bond Fund           MFS Research International Portfolio
MFS Aggressive Growth Allocation Fund       MFS Municipal Income Fund                     MFS Research Portfolio
MFS Conservative Allocation Fund            MFS New York Municipal Bond Fund              MFS Strategic Income Portfolio
                                            MFS North Carolina Municipal Bond Fund        MFS Strategic Value Portfolio
                                            MFS Pennsylvania Municipal Bond Fund          MFS Technology Portfolio
                                            MFS South Carolina Municipal Bond Fund        MFS Total Return Portfolio
                                            MFS Tennessee Municipal Bond Fund             MFS Utilities Portfolio
                                            MFS Virginia Municipal Bond Fund              MFS Value Portfolio
                                            MFS West Virginia Municipal Bond Fund         STAND-ALONE FUND TRUSTS
                                            MFS INSTITUTIONAL TRUST                       Massachusetts Investors Growth Stock Fund
                                            MFS Institutional International Equity Fund   Massachusetts Investors Trust
                                            MFS Institutional Large Cap Value Fund        MFS Growth Opportunities Fund

------------------------------------------- --------------------------------------------- -----------------------------------------

                                                                      EXHIBIT B

                                  VERIFICATIONS



Trusts

         The undersigned states that she has duly executed the attached Application, dated May 7, 2009, for and on behalf of each Applicant appearing on the signature page thereof (other than Massachusetts Financial Services Company); that she is Assistant Secretary of each such Applicant; and that any action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application of such Applicants has been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                        SUSAN S. NEWTON
                                        Susan S. Newton




MFS

         The undersigned states that he has duly executed the attached Application, dated May 7, 2009, for and on behalf of Massachusetts Financial Services Company ("MFS"); that he is Executive Vice President and General Counsel of MFS; and that any action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application on behalf of MFS has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        MARK N. POLEBAUM
                                        Mark N. Polebaum